FOR IMMEDIATE RELEASE	Exhibit 4

July 28, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice Regarding Revisions of Financial Forecasts

This is to notify the shareholders of Nissin Co., Ltd. (the “Company”) that the following revisions have been made to its financial forecasts that were announced on May 7th, 2003. The revisions are due to recent trends in the Company’s financial performance.

1.	Revised Interim Period Financial Forecasts (Japanese GAAP) (April 1, 2003 ~ September 30, 2003)

(1) Consolidated

(Units: Millions of Yen; %)
	Operating Revenues	Ordinary Income	Net Income

Previous Projections (A)	23,011	5,084	2,739
Revised Projections (B)	22,628	5,131	2,679
Difference (B-A)	(383)	47	(60)
Percent Change (%)	(1.7)	0.9	(2.2)
For the six months ended September 30, 2002 (for reference)	21,517	4,850	2,519

(2) Non-Consolidated

(Units: Millions of Yen; %)
	Operating Revenues	Ordinary Income	Net Income

Previous Projections (A)	21,686	4,882	2,683
Revised Projections (B)	20,972	4,772	2,494
Difference (B-A)	(714)	(110)	(189)
Percent Change (%)	(3.3)	(2.3)	(7.0)
For the six months ended September 30, 2002 (for reference)	20,263	4,450	2,387

2.	Revised Full Year Financial Forecasts (Japanese GAAP) (April 1, 2003 ~ March 31, 2004)

(1) Consolidated

(Units: Millions of Yen; %)
	Operating Revenues	Ordinary Income	Net Income

Previous Projections (A)	47,112	11,354	6,174
Revised Projections (B)	44,678	9,019	4,803
Difference (B-A)	(2,434)	(2,335)	(1,371)
Percent Change (%)	(5.2)	(20.6)	(22.2)
For the year ended March 31, 2003 (for reference)	45,601	10,714	5,209

(2) Non-Consolidated

(Units: Millions of Yen; %)
	Operating Revenues	Ordinary Income	Net Income

Previous Projections (A)	44,167	10,914	6,042
Revised Projections (B)	41,382	8,331	4,451
Difference (B-A)	(2,785)	(2,583)	(1,591)
Percent Change (%)	(6.3)	(23.7)	(26.3)
For the year ended March 31, 2003 (for reference)	41,381	10,304	4,945

3.	Reasons for the revisions of financial forecasts (Japanese GAAP)

(1)	Notes regarding revisions of the non-consolidated financial forecasts

i.	As a result of the long-term decline in the Japanese economy and high unemployment rates, personal bankruptcies and debt restructurings using legal procedures have increased. Consequently, loan losses are expected to significantly exceed the initial projections of the Company. For this reason, a large increase in the provision for loan losses is now expected in order to increase the allowance for loan losses.
ii.	To combat this trend, the Company has pursued its operating activities more cautiously by implementing stricter internal credit standards and other measures. As a result, the initial projections for loan balances are not expected to be met and reduced interest income from loan outstanding is now expected. Moreover, these factors have made it harder to achieve the initially projected operating revenues, ordinary income and net income for the current fiscal year. For the above reasons, the Company has revised downward its interim- period and full-year financial forecasts.

In order to respond to the tough market conditions, the Company has already begun to focus on enhancing its credit and debt management policies, as mentioned in paragraph ii above, and a new sales management system was introduced on July 1, 2003. For the near future, the Company intends to significantly improve the quality of loans that it holds and diversify its marketing channels by further promoting its “Financial OEM” strategy through solid alliance strategies.

(2)	Notes regarding revisions of the consolidated financial forecasts

The consolidated financial forecasts were revised together with the revisions of the non-consolidated financial forecasts.

4.	Statements About Future Projections

This document contains forward-looking statements concerning the Company’s intentions, belief, current and future projections, and the management’s intention, beliefs, current and future projections concerning consolidated and non-consolidated business performances and financial conditions. All of these statements about the future represent our estimates based on information available at this time. Therefore, these statements do not guarantee any future results but involve potential risks and uncertainties, and that because of various factors, actual results may differ significantly from the statements about future projections. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the money lending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

End of Document